UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

PharmAthene, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71714G102
(CUSIP Number)

October 27, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON HUMMINGBIRD MICROCAP VALUE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 623,382
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 623,382
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON HUMMINGBIRD VALUE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 642,282
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 642,282
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON HUMMINGBIRD SPAC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 48,453
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 48,453
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) LESS THAN 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON HUMMINGBIRD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,314,117
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,314,117
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON HUMMINGBIRD CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,314,117
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,314,117
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 71714G102

1	NAME OF REPORTING PERSON PAUL D. SONKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,326,417
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,326,417
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 71714G102

Item 1(a).	Name of Issuer:

PharmAthene, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Park Place
Suite 450
Annapolis, MD 21401

Item 2(a).	Name of Person Filing:

This statement is filed by Hummingbird Microcap Value Fund, LP, a Delaware limited partnership (“Hummingbird Microcap”), Hummingbird Value Fund, LP, a Delaware limited partnership (“Hummingbird Value”), Hummingbird SPAC Partners, LP, a Delaware limited partnership (“Hummingbird SPAC” and together with Hummingbird Microcap and Hummingbird Value, the “Hummingbird Funds”), Hummingbird Management, LLC, a Delaware limited liability company (“Hummingbird Management”), Hummingbird Capital, LLC, a Delaware limited liability company (“Hummingbird Capital”) and Paul D. Sonkin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Hummingbird Management is the investment manager to each of the Hummingbird Funds.  Hummingbird Capital is the general partner of each of the Hummingbird Funds.  Paul D. Sonkin is the managing member of each of Hummingbird Management and Hummingbird Capital.  By virtue of these relationships, each of Hummingbird Management, Hummingbird Capital and Mr. Sonkin may be deemed to beneficially own the Issuer’s Common Stock, par value $0.0001 per share, owned by the Hummingbird Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 460 Park Avenue, 12th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

The Hummingbird Funds, Hummingbird Management and Hummingbird Capital are organized under the laws of the State of Delaware.  Paul D. Sonkin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

71714G102

CUSIP NO. 71714G102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/           Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Hummingbird Microcap

(a)	Amount beneficially owned:

623,382 Shares*

(b)	Percent of class:

2.8% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

623,382 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

CUSIP NO. 71714G102

(iii)	Sole power to dispose or to direct the disposition of

623,382 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Includes 118,432 Shares underlying an option exercised by Hummingbird Microcap on October 27, 2008 and 4,500 Shares underlying currently exercisable warrants.

Hummingbird Value

(a)	Amount beneficially owned:

642,282 Shares*

(b)	Percent of class:

2.9% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

642,282 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

642,282 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Includes 118,432 Shares underlying an option exercised by Hummingbird Value on October 27, 2008 and 24,500 Shares underlying currently exercisable warrants.

CUSIP NO. 71714G102

Hummingbird SPAC

(a)	Amount beneficially owned:

48,453 Shares*

(b)	Percent of class:

Less than 1% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

48,453 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

48,453 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Includes 22,621 Shares underlying an option exercised by Hummingbird SPAC on October 27, 2008 and 1,100 Shares underlying currently exercisable warrants.

Hummingbird Management

(a)	Amount beneficially owned:

1,314,117 Shares*

(b)	Percent of class:

5.9% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

CUSIP NO. 71714G102

(i)	Sole power to vote or to direct the vote

1,314,117 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,314,117 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Consists of the Shares owned by the Hummingbird Funds

Hummingbird Capital

(a)	Amount beneficially owned:

1,314,117 Shares*

(b)	Percent of class:

5.9% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,314,117 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,314,117 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Consists of the Shares owned by the Hummingbird Funds

CUSIP NO. 71714G102

Paul D. Sonkin

(a)	Amount beneficially owned:

1,326,417 Shares*

(b)	Percent of class:

6.0% (based upon 22,087,121 Shares outstanding, which is the total number of Shares outstanding as of August 13, 2008 as reported in Amendment No. 1 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,326,417 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,326,417 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Consists of the 1,314,117 Shares owned by the Hummingbird Funds, 2,300 Shares owned directly by Mr. Sonkin and 10,000 Shares underlying currently exercisable warrants held directly by Mr. Sonkin.

As the investment manager to the Hummingbird Funds, Hummingbird Management has the sole investment discretion and voting authority with respect to the Shares owned by each of the Hummingbird Funds.  Accordingly, Hummingbird Management may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the Shares owned by the Hummingbird Funds.  As the general partner of the Hummingbird Funds, Hummingbird Capital may be deemed to have the sole investment discretion and voting authority with respect to the Shares owned by each of the Hummingbird Funds.  Accordingly, Hummingbird Capital may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the Shares owned by the Hummingbird Funds. As the managing member of Hummingbird Management and Hummingbird Capital, Mr. Sonkin may be deemed to have the sole investment discretion and voting authority with respect to the Shares beneficially owned by Hummingbird Management and Hummingbird Capital.  Accordingly, Mr. Sonkin may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the Shares owned by the Hummingbird Funds.

CUSIP NO. 71714G102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 71714G102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2008	HUMMINGBIRD MICROCAP VALUE FUND, LP

	By:	Hummingbird Capital, LLC General Partner

	By:	/s/ Paul D. Sonkin
Paul D. Sonkin Managing Member

HUMMINGBIRD VALUE FUND, LP

By:	Hummingbird Capital, LLC General Partner

By:	/s/ Paul D. Sonkin
Paul D. Sonkin Managing Member

HUMMINGBIRD SPAC PARTNERS, LP

By:	Hummingbird Capital, LLC General Partner

By:	/s/ Paul D. Sonkin
Paul D. Sonkin Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
Paul D. Sonkin Managing Member

HUMMINGBIRD CAPITAL, LLC

By:	/s/ Paul D. Sonkin
Paul D. Sonkin Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN